UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 2

NUCRYST PHARMACEUTICALS CORP.

(Name of Issuer)

NUCRYST Pharmaceuticals Corp.

The Westaim Corporation

1499642 Alberta Ltd.

(Name of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

67035Q100

(CUSIP Number of Class of Securities)

NUCRYST Pharmaceuticals Corp.

101 College Road East

Princeton, New Jersey 08540

Tel. No.: (609) 228-8210

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Carol L. Amelio Vice President, General Counsel and Corporate Secretary NUCRYST Pharmaceuticals Corp. 10102-114 Street Fort Saskatchewan, Alberta Canada T8L 3W4 (780) 992-5626	Jeffrey Sarfin Chief Financial Officer The Westaim Corporation 212 King Street West, Suite 201 Toronto, ON M5H 1K5 (416) 203-2253	H. John Michel, Jr. Matthew M. McDonald Drinker Biddle & Reath LLP One Logan Square, 18th & Cherry Streets Philadelphia, PA 19103 (215) 988-2700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF REGISTRATION FEE

Transaction Valuation	Amount of Filing Fee
$ 32,162,062	$1,794.64

Calculated solely for purposes of determining the filing fee in accordance with Rule 0-11(b). The transaction valuation includes the payment of $1.77 cash per share for 4,633,665 shares of common stock of the subject company and assumes the payment of $1.75 cash per share, the average of the high and low prices quoted on NASDAQ on November 25, 2009, for 13,691,700 shares of common stock of the subject company. The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the exhibits thereto and as amended and supplemented from time to time, the “Transaction Statement”) originally filed with the Securities and Exchange Commission on December 1, 2009 by NUCRYST Pharmaceuticals Corp. (“NUCRYST”), The Westaim Corporation (“Westaim”), and 1499642 Alberta Ltd. (“1499642”).

The Transaction Statement relates to the Amalgamation Agreement (the “Amalgamation Agreement”), dated as of November 10, 2009, between NUCRYST and 1499642, pursuant to which NUCRYST agreed to be amalgamated with 1499642 (the “Amalgamation”). On February 8, 2010, at the reconvened special meeting of shareholders of the Company, the shareholders approved the special resolution authorizing the Amalgamation and the meeting was concluded.

Pursuant to the Amalgamation Agreement, NUCRYST was amalgamated with 1499642 on February 8, 2010 to form Westaim Holdings Limited (“Amalco”), a wholly-owned subsidiary of Westaim. Amalco will continue as the surviving company and will succeed to and assume all the rights and obligations of NUCRYST.

Further, pursuant to the Amalgamation Agreement, each issued and outstanding NUCRYST share, other than those held by Westaim, was converted into one series 1 preferred share of Amalco, which is redeemable for cash consideration of U.S.$1.77 upon completion of the Amalgamation. No shareholder exercised dissent rights. Each issued and outstanding NUCRYST share held by Westaim was converted into one common share of Amalco.

In order to receive the redemption consideration of U.S.$1.77 per share, shareholders should follow the instructions set forth under “Information Regarding the Amalgamation—Redemption Procedure” in the Information Circular filed on December 1, 2009 as Exhibit (a)(1) to the Transaction Statement. NUCRYST shares may be redeemed at any time prior to the fifth anniversary of the Amalgamation.

NUCRYST’s shares will be delisted from the NASDAQ stock market and the Toronto Stock Exchange promptly following the Amalgamation, and thereafter the Company will cease to be a reporting issuer under Canadian law and its reporting obligations under U.S. securities laws will be suspended.

Item 16.	Exhibits.

The information included in and incorporated by reference into Item 16 of the Schedule 13E-3 is amended and supplemented with the following:

(a)(5)(i)	Press release dated February 8, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2010

NUCRYST Pharmaceuticals Corp.

By:	/S/ DAVID B. HOLTZ
Name:	David B. Holtz
Title:	Interim Chief Executive Officer and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2010

The Westaim Corporation

By:	/S/ JEFFREY SARFIN
Name:	Jeffrey Sarfin
Title:	Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2010

1499642 Alberta Ltd.

By:	/S/ CAMERON MACDONALD
Name:	Cameron MacDonald
Title:	Secretary-Treasurer